FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  September 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Moshe Manor

Corporate VP - Global Products Division

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7579

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA AND AVENTIS ANNOUNCE THAT all ReLAPSING REMITTING mULTIPLE SCLEROSIS PATIENTS IN FRANCE WILL now have access to Copaxone®

Launch of COPAXONE® in France Expected to Mirror European Success

Jerusalem, Israel, September 25, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Aventis (NYSE: AVE) announced today that COPAXONE® (glatiramer acetate), used for the treatment of relapsing-remitting multiple sclerosis (RRMS) is now widely available (in both hospitals and private pharmacies) throughout France.

"Until now, COPAXONE® was limited to hospital use. Now it can be dispatched through pharmacies which will benefit and provide hope to all people living with RRMS," said Olivier Jacquesson, Vice Chairman of Aventis Pharma, France.

"France has the second largest prevalence of multiple sclerosis (MS) in Europe, with approximately 50,000 people diagnosed with the disease, approximately half of them suffering from RRMS.  We are confident that the launch in France will mirror the success in the rest of Europe, where COPAXONE® is gaining significant market share" said Israel Makov, President and CEO of Teva.

COPAXONE® is indicated for the reduction of relapses rates in ambulatory patients (i.e. who can walk unaided) with RRMS characterized by at least two attacks of neurological dysfunction over the preceding two-year period.

As a first-line therapy and the only non-interferon treatment in the MS market, COPAXONE® offers people living with RRMS in France a new option.  COPAXONE® is a unique disease modifying therapy with a dual mode of action which selectively down-regulates inflammation, while inducing the secretion of neuroprotective factors (BDNF, Brain Derived Neurotrophic Factor).  In controlled clinical trials, COPAXONE® has been successful in reducing relapse rates.  An ongoing trial has shown that the long-term efficacy of COPAXONE® is sustained for a period of eight years.  Furthermore, the effect of COPAXONE® has also been demonstrated on magnetic resonance imaging (MRI) burden of disease and the reduction of lesions evolving into permanent "black holes".

In accordance with 2002 market data, COPAXONE® was the fastest growing MS therapy worldwide.  More than 60,000 patients globally have been administering COPAXONE® treatment. In the United States, COPAXONE® has a market share of 28 percent of total prescriptions (IMS Aug 2003), and is growing faster than the rate of the MS market.

In France, COPAXONE® is marketed by Teva Pharma SA and Laboratoire Aventis.

COPAXONE® is now approved in 42 countries worldwide, including the U.S., Canada, Australia, Israel, and all the European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd., and Aventis Pharma. In North America, COPAXONE® is marketed by Teva Neuroscience Inc.

About Teva

Teva Pharmaceutical Industries Ltd., (NASDAQ: TEVA) headquartered in Israel, is among the top 30 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva`s sales are in North America and Europe. Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system. For more information, please visit: www.tevapharm.com

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of euro 17.6 billion, invested euro 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

For Teva

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward‑looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

For Aventis

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company`s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Commission des Opérations de Bourse" in France

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES: MASSACHUSETTS ATTORNEY GENERAL TO BRING

ACTION AGAINST 13 GENERIC DRUG COMPANIES FOR PRICING PRACTICES

Jerusalem, Israel, September 25, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has been advised that the Attorney General of the Commonwealth of Massachusetts intends shortly to file a complaint against thirteen leading manufacturers of generic drugs, including the company`s principal U.S. subsidiary, Teva Pharmaceuticals USA, Inc., alleging the failure by these companies to comply with Medicaid rules and regulations pertaining to the reporting of prices for pharmaceutical products, resulting in inflated reimbursement to the businesses that provide such products to eligible consumers.

Teva is well aware of its obligations under the federal and state Medicaid and Medicare rules and regulations, including adherence to rebate agreements, and has an ongoing program designed to insure compliance with all such applicable rules and regulations.  Teva believes that it has meritorious defenses to the charges against it and intends to vigorously defend against this action.

Teva Pharmaceutical Industries Ltd, headquartered in Israel, is among the top 30 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA CALLS 1.5% CONVERTIBLE DEBENTURES DUE 2005 FOR REDEMPTION

Jerusalem, Israel, September 25, 2003 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that its affiliate Teva Pharmaceutical Finance, LLC (Teva Finance) has called for redemption, on October 15, 2003 all of its outstanding 1.5% convertible senior debentures due 2005 (CUSIP Nos. 88163V AA 7, U88163 AA 5 and 88163V AB 5).  The aggregate principal amount currently outstanding of the debentures is approximately $550 million.

The redemption price to be paid by Teva Finance is $1,003.75 per $1,000 principal amount of debentures.  In addition, accrued and unpaid interest to, but excluding the redemption date, of $7.50 per $1,000 in principal amount of debentures will be paid to holders of record as of October 1, 2003. As an alternative to redemption, holders may request the conversion of their debentures into Teva's ADRs on or before 5:00 pm, New York City time, on October 10, 2003, at a conversion rate of  approximately 23.1934 shares per $1,000 principal amount of debentures (a conversion price of $43.1157 per share).

If all the debentures are converted into Teva's ADRs, as expected, approximately 12.8 million ADRs shall be issued to the holders of the debentures.

Dan Suesskind, Chief Financial Officer, said: "We expect that the debentures holders will prefer the conversion over the redemption. This will strengthen our financial position with a reduction of a significant portion of our debt and the corresponding increase in shareholders equity, and saving of interest expenses. This conversion would not affect Teva`s fully diluted EPS, which has been reported since the issuance of these debentures, on the "if converted" basis, where the underlying shares of these converts are added to the total number of issued shares with a corresponding add-back of interest and amortization of issue expenses on these debentures to net income."

Details concerning the terms and conditions of redemption or conversion will be more fully described in a Notice of Redemption that will be provided to registered holders of the debentures by the trustee and conversion agent, The Bank of New York.  Holders of debentures who have questions should contact Luis Perez of The Bank of New York at 1-212-815-8387, e-mail: lperez@bankofny.com or Teva`s investor relations department at (011) 972-3-926-7554, e-mail: dorit@teva.co.il

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: September 25, 2003